UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Nordic Bioscience Clinical Development VII A/S

Thomas Nielsen

Herlev Hovedgade 207,

DK-2730 Herlev, Denmark

45 4454 7705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nordic Bioscience Clinical Development VII A/S

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 64,430 (1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 64,430 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,430 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14.	Type of Reporting Person OO

(1) The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 21,400,279 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement (as defined in this Schedule 13D) as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 9.1%.

Schedule 13D (Amendment No. 1)

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), filed by Nordic Bioscience Clinical Development VII A/S (“Nordic” or the “Reporting Person”) with the Securities and Exchange Commission on June 17, 2011 (the “Original Schedule 13D”).

Amendment No. 1 is filed to report the Reporting Person’s membership in a Group as indicated on Line 2 of the cover sheet and a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Person as a result of stock issuances by the Company to certain Separately Filing Group Members after the date of the Original Schedule 13D.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.  Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 is hereby supplemented to add the following:

Nordic may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Nordic and the other persons referred to on Schedule A attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of Nordic that the Separately Filing Group Members have filed or are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule A attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Issuer’s Common Stock, par value $.0001 per share (the “Common Stock”) and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock is convertible into ten (10) shares of the Common Stock.

Following the Merger on May 17, 2011, the Issuer’s Board of Directors approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of its Series A-1 Convertible Preferred Stock, par value $.0001 per share (the “Series A-1 Stock”), to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.6.

Following the Merger, the Short-Form Merger and the transaction reported in this Amendment No. 1, and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, Nordic (a shareholder of the Former Operating Company prior to the Merger and the Short-Form Merger) owns 64,430 shares of Common Stock issuable to Nordic upon the conversion of 6,443 shares of Issuer Series A-5 Preferred Stock.

Item 4.	Purpose of the Transaction
Item 4 is not amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Aggregate number of securities beneficially owned by Nordic: 64,430

Percent of Class:  0.3%.  This percentage is calculated based upon 21,400,279 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement  (as defined in this Schedule 13D) as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately.

Nordic owns 64,430 shares, excluding shares held by any of the Separately Filing Group Members, as to which Nordic disclaims beneficial ownership.

(b)           Regarding the number of shares as to which Nordic has:

(i)            sole power to vote or to direct the vote:

See Line 7 of cover sheet.

(ii)           shared power to vote or to direct the vote:

See Line 8 of cover sheet.

(iii)          sole power to dispose or to direct the disposition:

See Line 9 of cover sheet.

(iv)          shared power to dispose or to direct the disposition:

See Line 10 of cover sheet.

Schedule A attached to this Amendment No. 1 sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 21,400,279 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement (as defined in this Schedule 13D) as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)           Nordic has not effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by Nordic.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Nordic is a party to the Amended and Restated Stockholders’ Agreement dated May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3 dated as of December 15, 2011, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2011 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 3           Amended and Restated Stockholders’ Agreement dated May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3 dated as of December 15, 2011, by and among the Issuer and the stockholders party thereto (incorporated by reference from the Issuer’s Current Report on Form 8-K dated December 9, 2011 and filed with the Securities and Exchange Commission on December 15, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 20, 2012

NORDIC BIOSCIENCE CLINICAL DEVELOPMENT VII A/S

By:	/s/ Thomas Nielsen
Name: Thomas Nielsen
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to Schedule 13D]

Schedule A

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
MPM Bioventures III, L.P.	302,750	1.4%	31.9%
MPM Bioventures III-QP, L.P.	4,502,870	21.0%	87.5%
MPM Bioventures III GMBH & Co. Beteiligungs KG	380,540	1.8%	37.1%
MPM Bioventures III Parallel Fund, L.P.	135,960	0.6%	17.4%
MPM Asset Management Investors 2003 BVIII LLC	87,160	0.4%	11.9%
MPM Bio IV NVS Strategic Fund, L.P.	2,987,790	14.0%	82.2%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	2,868,910	13.4%	81.6%
HealthCare Ventures VII, L.P.	2,292,053	10.7%	80.3%
OBP IV — Holdings LLC	1,837,693	8.6%	74.5%
mRNA II - Holdings LLC	18,411	0.1%	2.8%
Brookside Capital Partners Fund, L.P.	1,228,200	5.6%	65.6%
BB Biotech Growth N.V.	1,228,200	5.7%	65.6%
Ipsen Pharma SAS	173,260	0.8%	21.2%
All other holders of common stock and preferred stock	2,276,818	10.6%	96.2%

(1)All references to the number of shares outstanding are based upon 21,400,279 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately.  Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D).  Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(2) See the Schedule 13D filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.